633 West Fifth Street, Suite 4000
Los Angeles, California 90071-2007
Tel: (213) 485-1234 Fax: (213) 891-8763
www.lw.com

FIRM / AFFILIATE OFFICES
Barcelona	New Jersey
Brussels	New York
Chicago	Northern Virginia
Frankfurt	Orange County
Hamburg	Paris
Hong Kong	San Diego
London	San Francisco
Los Angeles	Shanghai
Madrid	Silicon Valley
Milan	Singapore
Moscow	Tokyo
Munich	Washington, D.C.
February 12, 2007
VIA EDGAR AND COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Russell Mancuso, Branch Chief

Re:	Opnext, Inc. Registration Statement on Form S-1 (Registration No. 333-138262)
Ladies and Gentlemen:
     On behalf of Opnext, Inc. (“Opnext” or the “Company”), we confirm receipt of the letter dated February 7, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding on behalf of the Company to the Staff’s comments as set forth below. The Staff’s comments are set forth below in italics, followed by the Company’s response. Opnext is filing pre-effective Amendment No. 4 (the “Amendment”) to the above referenced registration statement with this response letter. All page numbers in the responses below refer to Amendment No. 4. Defined terms used herein and not defined herein have the meanings set forth in Amendment No. 4.
Management, page 60
1.	Please file Mr. Otto’s consent. See Rule 438. Also disclose all required information regarding you board designee, including age.
     The Company has revised the disclosure to address the Staff’s comment and has filed Mr. Otto’s consent. Please refer to page 60 of Amendment No. 4 and Exhibit 99.1.
Stockholders’ Agreement, page 78
2.	Please briefly describe the terms of the agreement that will terminate. Also file the January 23, 2007 amendment.
     The Company has revised the disclosure to address the Staff’s comment and has filed the January 23, 2007 amendment. Please refer to page 78 of Amendment No. 4 and Exhibit 4.3.

February 12, 2007

Opnext Sales Transition Agreement, page 84
3.	With a view toward clarification of you disclosure, please tell us which exhibit includes the terms that remain in effect as disclosed in your revisions to this section.
     In response to the Staff’s comment, the Company has changed the section title from “Opnext Sales Transition Agreement” to “Opnext Logistics and Distribution Agreements” and has revised the disclosure to reflect that the Company has entered into four separate agreements under which the Company receives distribution and logistics services. The Company supplementally advises the Staff that the Sales Transition Agreement dated July 31, 2001, the Memorandum of Understanding between the Company and Hitachi Semiconductor (America), Inc., and the Memorandum of Understanding with Hitachi Europe Ltd. have expired and no terms remain in effect. Additionally, the Company supplementally advises the Staff that since the agreements are expired and no amounts were paid or received pursuant to any of those agreements during the Company’s current fiscal year or in any of the years ended March 31, 2006, 2005 or 2004, the Company has deleted the references to those agreements. Please refer to page 84 of Amendment No. 4. and Exhibits 10.28, 10.29, 10.30 and 10.31.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 89
4.	Please tell us how you chose which anti-takeover provisions in you charter documents you describe in this section. We note provisions in your exhibits related to removal of directors only for cause and prohibition of shareholder action by written consent that do not appear to be described here.
     The Company supplementally advises the Staff that the Company included the provisions that it believes would be material to a prospective investor in its previous description in this section. In response to the Staff’s comment, the Company has revised the disclosure to provide disclosure of additional provisions of the Company’s a Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Please refer to page 89 of Amendment No. 4.
Sale of Restricted Shares, page 92
5.	Please tell us why the sum of the numbers in the bullet points plus the number in the second paragraph does not equal the number in the first paragraph.
     In response to the Staff’s comment, the Company has revised the disclosure so that the sum of the numbers in the bullet points plus the number in the second paragraph does equal the number in the first paragraph. Please refer to page 92 of Amendment No. 4.
Exhibits
6.	Please file complete exhibits with all attachments. For example, we note references to annexes in exhibit 1.1 and schedules in exhibits 4.1 and 10.19 that do not appear to be filed.

February 12, 2007

     In response to the Staff’s comment, the Company has re-filed the applicable exhibits with all attachments referenced in the respective agreements. Please refer to exhibits 1.1, 4.1, 4.2, 10.12, 10.13, 10.14, 10.15, 10.16, 10.17, 10.18, 10.19, 10.20, 10.23, 10.24 and 10.25 of Amendment No. 4.
* * * *

February 12, 2007

Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact John J. Huber at (202) 637-2242, J. Scott Hodgkins at (213) 891-8739, or me at (213) 891-8125.

Very truly yours,
/s/ Ann Lawrence

Ann Lawrence of Latham & Watkins LLP

Enclosures

cc:	Eduardo Aleman, Esq., U.S. Securities and Exchange Commission
Eric Atallah, Esq., U.S. Securities and Exchange Commission
Kevin Vaughn, Esq., U.S. Securities and Exchange Commission
Harry L. Bosco, Opnext, Inc.
J. Scott Hodgkins, Latham & Watkins LLP
John J. Huber, Latham & Watkins LLP
Keith F. Higgins, Ropes & Gray LLP
Julie H. Jones, Ropes & Gray LLP